UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

532403102

(CUSIP Number)

Brian Fleischmann

Hexagon, Inc.

730 17th Street, Suite 800

Denver, CO 80202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 532403102	Page 2 of 7 Pages

1	Names of reporting persons Hexagon, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,250,000 (1)
	8	Shared voting power 0
	9	Sole dispositive power 2,250,000 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,250,000 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 7.9% (2)
14	Type of reporting person (see instructions) OO

(1)	Includes (i) 1,250,000 shares owned by Hexagon, LLC and (ii) 1,000,000 shares underlying warrants held by Hexagon.
(2)	Based upon 27,628,827 shares of Common Stock outstanding as of February 25, 2014, according to the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 28, 2014.

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CUSIP No. 532403102	Page 3 of 7 Pages

1	Names of reporting persons Scott J. Reiman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,558,471 (1)
	8	Shared voting power 0
	9	Sole dispositive power 2,558,471 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,558,471 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 9.3% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes (i) 1,250,000 shares owned by Hexagon, LLC, (ii) 1,000,000 shares underlying warrants held by Hexagon, (iii) 129,008 shares owned by Labyrinth Enterprises LLC, which is controlled by Scott J. Reiman, (iv) 129,463 shares owned by Reiman Foundation, which is controlled by Scott J. Reiman and (v) 50,000 shares owned by Scott J. Reiman. Mr. Reiman is President of Hexagon.
(2)	Based upon 27,628,827 shares of Common Stock outstanding as of February 25, 2014, according to the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 28, 2014.

13D

CUSIP No. 532403102	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 4 (this “Amendment”) amends the statement on Schedule 13D filed on April 14, 2010, as amended by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on December 13, 2012, and Amendment No. 3 filed on April 25, 2013 (as so amended, the “Schedule 13D”) , with respect to the common stock, $0.0001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Lilis Energy, Inc. (f/k/a Recovery Energy, Inc.), a Nevada corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons currently intend to dispose of their entire beneficial interest in the Issuer’s Common Stock. The Reporting Persons began selling shares of Common Stock in the open market on February 3, 2014, and will continue as the market allows.

Other than as described above, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following disclosure assumes there are 27,628,827 shares of Common Stock of the Issuer outstanding as of February 25, 2014, which number is based on information set forth in the Preliminary Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 28, 2014.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows:

•	Hexagon beneficially owns 2,250,000 shares of the Issuer’s Common Stock, consisting of 1,250,000 shares of Common Stock and 1,000,000 shares issuable upon exercise of warrants, representing in the aggregate approximately 7.9% of the outstanding shares of Common Stock of the Issuer as of February 25, 2014.

•

Mr. Reiman beneficially owns 2,558,471 shares of the Issuer’s Common Stock, consisting of (i) 1,250,000 shares owned by Hexagon, LLC, (ii) 1,000,000 shares underlying warrants held by Hexagon, (iii) 129,008 shares owned by Labyrinth Enterprises LLC, which is controlled by Scott J.

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CUSIP No. 532403102	Page 5 of 7 Pages

Reiman, (iv) 129,463 shares owned by Reiman Foundation, which is controlled by Scott J. Reiman and (v) 50,000 shares owned by Scott J. Reiman, representing in the aggregate approximately 9.3% of the outstanding shares of Common Stock of the Issuer as of February 25, 2014.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The Reporting Persons have effected the following transaction in the Common Stock of the Issuer during the past 60 days:

•	On February 3, 2014, the Reiman Foundation sold 5,000 shares of Common Stock in the open market for aggregate consideration of $14,855.74, or $2.9762 per share.

•	On February 4, 2014, the Reiman Foundation sold 5,000 shares of Common Stock in the open market for aggregate consideration of $15,221.73, or $3.0494 per share.

•	On February 5, 2014, the Reiman Foundation sold 11,800 shares of Common Stock in the open market for aggregate consideration of $35,630.37, or $3.0217 per share.

•	On February 6, 2014, the Reiman Foundation sold 10,000 shares of Common Stock in the open market for aggregate consideration of $33,578.41, or $3.3604 per share.

•	On February 7, 2014, the Reiman Foundation sold 3,900 shares of Common Stock in the open market for aggregate consideration of $12,963.77, or $3.3305 per share.

•	On February 10, 2014, the Reiman Foundation sold 4,600 shares of Common Stock in the open market for aggregate consideration of $15,528.72, or $3.3813 per share.

•	On February 11, 2014, the Reiman Foundation sold 8,900 shares of Common Stock in the open market for aggregate consideration of $29,913.67, or $3.364 per share.

•	On February 12, 2014, the Reiman Foundation sold 5,000 shares of Common Stock in the open market for aggregate consideration of $17,084.70, or $3.422 per share.

•	On February 13, 2014, the Reiman Foundation sold 10,000 shares of Common Stock in the open market for aggregate consideration of $33,762.41, or $3.3788 per share.

•	On February 14, 2014, the Reiman Foundation sold 3,800 shares of Common Stock in the open market for aggregate consideration of $12,403.78, or $3.2708 per share.

•	On February 18, 2014, the Reiman Foundation sold 5,000 shares of Common Stock in the open market for aggregate consideration of $16,897.72, or $3.3846 per share.

•	On February 19, 2014, the Reiman Foundation sold 4,028 shares of Common Stock in the open market for aggregate consideration of $13,517.96, or $3.3623 per share.

•	On February 20, 2014, the Reiman Foundation sold 6,400 shares of Common Stock in the open market for aggregate consideration of $22,197.88, or $3.4724 per share.

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CUSIP No. 532403102	Page 6 of 7 Pages

•	On February 21, 2014, the Reiman Foundation sold 11,200 shares of Common Stock in the open market for aggregate consideration of $36,868.23, or $3.2941 per share.

•	On February 24, 2014, the Reiman Foundation sold 4,401 shares of Common Stock in the open market for aggregate consideration of $14,563.19, or $3.3148 per share.

•	On February 25, 2014, the Reiman Foundation sold 1,400 shares of Common Stock in the open market for aggregate consideration of $4,254.92, or $3.0571 per share.

•	On February 26, 2014, the Reiman Foundation sold 3,600 shares of Common Stock in the open market for aggregate consideration of $11,410.05, or $3.1765 per share.

•	On February 27, 2014, the Reiman Foundation sold 1,700 shares of Common Stock in the open market for aggregate consideration of $5,457.40, or $3.225 per share.

•	On February 28, 2014, the Reiman Foundation sold 4,800 shares of Common Stock in the open market for aggregate consideration of $15,684.72, or $3.2729 per share.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e) Not applicable.

13D

CUSIP No. 532403102	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2014

HEXAGON, LLC

	By:	Hexagon, Inc., its Manager

	By:	/s/ Brian Fleischmann
	Name:	Brian Fleischmann
	Title:	Executive Vice President

SCOTT J. REIMAN

/s/ Scott J. Reiman
Name: Scott J. Reiman